Filed by KapStone Paper and Packaging Corporation

(SEC File No. 001-33494) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Filer:  KapStone Paper and Packaging Corporation

Subject Company: KapStone Paper and Packaging Corporation

(SEC File No. 001-33494)

Date: January 29, 2018

KapStone Employee Q&A —

Definitive Agreement for WestRock to Acquire KapStone

Transaction Overview

1.              What was announced today?

•                  We have entered into a definitive agreement for KapStone to be acquired by WestRock.

•                  We expect the transaction to close during the quarter ending September 30, 2018, subject to customary closing conditions and approval by KapStone’s shareholders.

2.              What is WestRock?

•                  WestRock is a leading provider of differentiated paper and packaging solutions, based in Atlanta, Georgia, with a vision of being the premier partner and unrivaled provider of winning solutions to their customers.

•                  WestRock had approximately $15 billion in revenue in fiscal 2017. Its 45,000 team members serve their customers from more than 300 operating and business locations spanning North America, South America, Europe, Asia and Australia.

•                  WestRock has market leadership positions in North American consumer paperboard (#1), North American folding carton (#2), North American merchandising displays (#1), beverage multi-packaging (#2), North American containerboard (#2), North American corrugated packaging (#2), and Brazil corrugated packaging (#2).

•                  WestRock was formed in 2015 with the merger of RockTenn and MeadWestvaco.

•                  Like KapStone, WestRock has grown through acquisition. In 2017, WestRock acquired Multi Packaging Solutions, as well as four acquisitions of packaging businesses that improved their North American corrugated packaging footprint.

3.              Why is KapStone doing this deal?

•                  After careful consideration, KapStone’s Board determined that this transaction was in the best interests of KapStone stockholders.

•                  In addition to providing compelling value to stockholders, becoming part of a larger and more diversified market leader like WestRock will bring even greater value and service to our customers and create enhanced growth and opportunities for employees.

4.              What’s the strategic rationale?

•                  This is an exciting opportunity for both companies and one that we believe will create significant value for our stockholders and customers and enhance our capabilities to partner with them and provide the right solutions to achieve their business objectives.

•                  Becoming part of WestRock will provide KapStone’s customers with a deeper, more comprehensive product portfolio and access to a broader, national network of facilities.

•                  For WestRock, the transaction significantly enhances their scale and scope in the market, particularly in the Western U.S., and the assumption of our specialty kraft paper products will enhance their portfolio.

General Questions

1.              Will there be any layoffs as a result of the transaction?

•                  Until closing, the two companies will operate independently; it is business as usual.

•                  This transaction is primarily about accelerating growth and positioning the company for continued success.

•                  Over the long term, we believe employees should have increased career opportunities as part of a larger and more diversified global company.

2.              Will my benefits or pay change?

•                  Until closing, the two companies will operate independently as we do today. It is business as usual. There will be no changes to pay or benefits in the immediate future.

3.              Will merit increases occur as scheduled?

•                  Yes, merit increases will occur as normally scheduled.

4.              Does today’s announcement affect any Management Incentive Plan payouts for our performance in 2017?

•                  No. MIP payouts will occur as originally scheduled, based on our results for 2017.

5.              Will KapStone still make an RSA contribution to 401(k) Plan accounts for the 2017 plan year?

•                  Yes. RSA contributions will be deposited into eligible participant accounts during the week of January 29.

6.              Will the acquisition affect union contracts at KapStone facilities?

•                  No. Existing contracts will remain in effect.

7.              How will our companies fit together?

•                  Our companies are a strong fit.

•                  KapStone and WestRock share a common culture of focusing on being a long-term, trusted partner with customers and a commitment to providing innovative, differentiated packaging solutions.

•                  WestRock’s business philosophy is rooted in many of the values and Principles that have guided KapStone.

•                  Like KapStone, WestRock is focused on operational excellence, quality integrity, safety, sustainability and superior customer service.

•                  WestRock is also committed to developing their people and ensuring they have the tools and training to contribute to the success of the business and to grow personally and professionally.

•                  For the past three consecutive years, WestRock has been named to FORTUNE magazine’s annual list of the World’s Most Admired Companies based on its achievements across a variety of areas including investment value, quality of management and products, social responsibility and the ability to attract and develop talent.

8.              Who will lead the combined company? Will anyone from the KapStone leadership team be joining WestRock?

•                  Steve Voorhees is Chief Executive Officer of WestRock, and Jeff Chalovich is President of its Corrugated Packaging business.

•                  Since the transaction has not closed, it is too early to provide any additional details.

•                  When there is new information we will communicate it to you.

9.              Where will the new company be headquartered?

•                  WestRock is based in Atlanta.

10.       What are the next steps in terms of timing?

•                  Today is just the first step in the process of combining our two companies.

•                  We expect the transaction to close during the quarter ending September, 30 2018.

•                  The transaction is subject to customary closing conditions and approval by KapStone’s stockholders.

11.       What should I be doing differently?

•                  Both KapStone and WestRock will continue to operate independently until the transaction is completed.  There will be no changes to your day-to-day responsibilities or, importantly, to your pay or benefits in the immediate future. It is business as usual at KapStone.

•                  It is important that we all remain focused on putting quality, safety and customer service first as we always have.

•                  Coordination of customer or market activity with WestRock employees is strictly forbidden.  There must be no direct engagement with anyone at WestRock until the transaction closes.

12.       Are any of our projects coming to a halt?

•                  It is business as usual until the acquisition is complete.

13.       Whom should we go to with questions about this announcement? When can we expect to receive updates, and how?

•                  We understand you may have many questions or concerns about the announcement.

•                  To the extent that we are allowed to do so, we will keep you informed of important developments and how they might affect you.

•                  However, don’t be surprised if there is not a lot of communication between now and when the transaction closes. That is normal during this type of process.

14.       What should employees do if anyone from WestRock calls requesting help from us?

•                  If you have not previously been notified of contact and approval to work with a WestRock employee before the transaction closes, please contact a member of KapStone’s legal team.

15.       What should employees do if reporters contact them?

•                  If you receive any inquiries from reporters, investors, or other outside parties, please promptly refer them to Andrea Tarbox, our Executive Vice President and Chief Financial Officer, at Andrea.Tarbox@kapstonepaper.com or 847-239-8812.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being filed in respect of the proposed merger transaction involving KapStone Paper and Packaging Corporation, (“KapStone”), WestRock Company (“WestRock”), Whiskey Holdco, Inc. (“Holdco”), Kola Merger Sub, Inc. (“Company Merger Sub”), and Whiskey Merger Sub, Inc. (“Parent Merger Sub”). The proposed merger will be submitted to the stockholders of KapStone for their consideration. In connection therewith, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include a document that serves as a prospectus with respect to the shares that may be issued by Holdco in the proposed merger and a proxy statement of KapStone (the “proxy statement/prospectus”) and will be mailed to KapStone stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER

RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of KapStone, WestRock and Holdco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WestRock will be available free of charge on WestRock’s website at www.westrock.com or by contacting James Armstrong, WestRock’s Vice President — Investor Relations, at (470) 328-6327. Copies of the documents filed with the SEC by KapStone will be available free of charge on KapStone’s website at www.kapstonepaper.com under the heading “SEC Filings” within the “Investors” section of KapStone’s website or by contacting Andrea K. Tarbox, KapStone’s Executive Vice President and Chief Financial Officer, at (847) 239-8812.

Participants in the Solicitation

KapStone, WestRock, their respective directors and executive officers, certain other members of KapStone’s and WestRock’s respective management and certain of KapStone’s and WestRock’s respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of KapStone is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and information about the directors and executive officers of WestRock is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and its annual report on Form 10-K for the fiscal year ended September 30, 2017, which was filed with the SEC on November 20, 2017.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except for historical information, the matters discussed in this communication are forward-looking statements subject to certain risks and uncertainties. Forward-looking statements can often be identified by words such as “may,” “will,” “should,” “would,’ “expect,” “project,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “outlook,” or “continue,” the negative of these terms or other similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of KapStone and WestRock to receive the required regulatory approvals for the proposed acquisition of KapStone and WestRock (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of KapStone’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of WestRock’s or KapStone’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Holdco shares that may be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of KapStone’s operations with those of WestRock will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of KapStone and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of WestRock and KapStone on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the companies assume no obligation to update any forward-looking statement.